Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES COMPLETES THE SALE OF ITS EAST AMPHI PROPERTY

MONTREAL, Canada, June 29, 2007 - Richmont Mines Inc. (RIC: AMEX-TSX) is pleased to announce that it completed today the previously-announced sale of its East Amphi property and related surface equipment to Osisko Exploration Ltd. (OSK: TSX-V, EWX: Deutsche Boerse).

In consideration for the sale of the East Amphi Property, Richmont Mines received (i) a cash payment of approximately $2,450,000, (ii) 909,000 common shares of Osisko (being that number of common shares of Osisko equivalent to a cash value of $5,000,000, based on the average closing price of the common shares of Osisko for the five trading days prior to the closing date) and (iii) 200,000 additional common shares of Osisko. Richmont Mines will retain a royalty of 2% of net smelter return on a certain portion of the East Amphi property and an equivalent royalty on future production of up to 300,000 ounces of gold on another portion of the property.

An amount of $2,000,000 will be held under escrow until full closure of the mining concession located on the East Amphi property is completed by Richmont Mines. Richmont Mines expects full mine closure to be complete by the end of July 2007. Blackmont Capital acted as financial advisor for Richmont Mines in this transaction.

Martin Rivard
President and Chief Executive Officer.

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since it started production in 1991, the Company has produced approximately one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed Richmont Mines' Annual Information Form, Annual Report and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Julie Normandeau	Tammy Swiatek
Investor Relations	Investor Relations
Richmont Mines Inc.	Kei Advisors LLC

Telephone: 514 397-1410	Telephone: 716 843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com

Ticker symbol: RIC	Listings: TSX - Amex

Web Site: www.richmont-mines.com